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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
MAR - 1 2017
Washington DC

SEC FILE NUMBER
8-69432

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fort Ghent Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, Suite 1006
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mack 212-588-0580
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street #303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

**CHECK ONE:**
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**Fort Ghent Brokerage LLC**

**Statement of Financial Condition**

**DECEMBER 31, 2016**

# Fort Ghent Brokerage LLC

## CONTENTS

# Fort Ghent Brokerage LLC

## STATEMENT OF FINANCIAL CONDITION

| | December 31, 2016 |
|---|---|
| **ASSETS** | |
| Cash | $ 16,866 |
| Accounts Receivable | $ 6,250 |
| Prepaid Expense | $ 5,628 |
| **Total assets** | $ 28,744 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Liabilities | |
| Accounts payable and accrued expenses | 12,020 |
| **Total liabilities** | 12,020 |
| Members' Equity | 16,724 |
| **Total liabilities and members' equity** | $ 28,744 |

See accompanying notes to financial statements.

## NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Fort Ghent Brokerage LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include providing investment banking, merger and acquisition, and consulting services to clients. The Company is a dual member limited liability company; the two members are active principals in the Firm. The Company was organized under the laws of the State of New York on November 1, 2013. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority (FINRA) on August 4, 2014. The Company exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of New York State. To the fullest legal extent possible, the Members shall not have any liability for the losses, liabilities, or claims against the Company.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Such revenue is recorded at the time the transaction is completed, fees are determinable, and collection is reasonably assured.

Revenue in the form of restricted securities is valued at fair market value, taking into account the above parameters.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

FASB *Accounting Standards Codification* ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

***Level 1*** - Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.

***Level 2*** - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets in markets that are not active. These also include quoted prices for similar assets or liabilities which have been adjusted for legal or contractual restrictions.

***Level 3*** - Unobservable inputs that reflect the reporting entity's own assumptions. These include private portfolio investments that are supported by little or no market data.

At December 31, 2016, the Company had no assets that required valuation under this standard.

## NOTE 3. CONCENTRATION OF BUSINESS AND CREDIT RISK

All cash deposits of the Company are held by one financial institution and therefore are subject to credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

The Company earned a 100% of its advisory fee revenues from one client in 2016.

## NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate by means of common ownership whereby certain overhead expenses are allocated to the Company. During the year, certain amounts were charged to the company. These amounts were not paid, the debt was forgiven, and the balance formerly owed included as a capital contribution.

| | |
|---|---|
| Rent and occupancy expenses | $7200 |
| Email | 728 |
| Insurance | 704 |
| Professional services | 3590 |
| Total | $11,484 |

There are no other transactions with related parties of the firm.

## NOTE 5. INCOME TAXES

The Company is a limited liability company and as such is not subject to Federal or state income taxes. Federal and State income taxes, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2013.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

## NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

## NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016, the Company had net capital of $11,096, which exceeded the Company's minimum net capital requirement of $5,000 by $6,096. The Company's percentage of aggregate indebtedness to net capital was 108% at December 31, 2016.

## NOTE 8: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2017, the date on which the financial statements were available to be issued. There were no other subsequent events that require adjustment or disclosure in the financial statements.